Notice to ASX Rio Tinto Limited AGM – Address by the Chair 04 May 2023 Dominic Barton, Chair Rio Tinto Limited Annual General Meeting 2023, Perth **Check against delivery** Good morning to everyone here in Perth, and to those of you joining virtually. It’s great to be back in Western Australia again. As Chair of Rio Tinto, it’s my pleasure to welcome you to our 2023 Annual General Meeting. First, I would like to acknowledge the Whadjuk people of the Noongar Nation on whose Traditional Lands I am speaking from today. And I pay my respects to all Traditional Owners and Indigenous people that host our operations around the world. It also gives me great pleasure to introduce Robyn Collard and Tryse Rioli. Robyn is a Noongar woman from the Whadjuk and Ballardong groups, and she is joined by her Grandson, a Noongar, Tiwi and Larrakia man. [Welcome to Country] Thank you Robyn for your welcoming words, and Tryse for your wonderful didgeridoo playing, and to both of you for opening our AGM. I am delighted to introduce my fellow members of the Rio Tinto Board: • Simon McKeon, Senior Independent Director of Rio Tinto Limited • Kaisa Hietala • Peter Cunningham, our Chief Financial Officer • Jakob Stausholm, our Chief Executive Officer • Tim Paine, our Australian Company Secretary • Sam Laidlaw, Senior Independent Director of Rio Tinto plc and Chair of our People & Remuneration Committee • Jennifer Nason • Simon Henry, Chair of our Audit & Risk Committee • Ngaire Woods • and Ben Wyatt Unfortunately, Megan Clark, Chair of our Sustainability Committee, is unwell and unable to be here with us today. We also have with us Trevor Hart, our external auditor from KPMG. We have seen further changes to the Board over the past year, with the departure of my predecessor Simon Thompson, and Hinda Gharbi. I would like to thank them both for their significant contribution and Simon in particular for his leadership as Chair of Rio and the welcome he gave me. When I became Chair, I committed to evaluate the mix of skills and experience that we would need for the next strategic phase for Rio. Exhibit 99.1

Notice to ASX 2 / 6 We concluded that we needed to refresh our composition, with a particular focus on strengthening our mining, operations and projects experience, as well as adding capabilities in renewable energy, energy transition and sustainability. We also felt we should deepen the expertise in Culture and on our Audit & Risk Committee. I am delighted that we have made significant progress in strengthening the Board with the appointment of Kaisa Hietala. Also, Susan Lloyd-Hurwitz and Dean Dalla Valle, two experienced Australian business leaders, will be joining us from 1 June. Kaisa brings a deep understanding of the resources industry, sustainability and renewables, as well as broad commercial capability. These skills will be invaluable as we work to ensure Rio Tinto thrives in a decarbonising world. Kaisa, perhaps I could hand over to you to say a few words. [Kaisa Hietala’s Remarks] Thank you Kaisa. When Dean and Susan join us on 1 June, they will further strengthen the Board in key areas, and I am greatly looking forward to working with them both. Dean is highly regarded across the mining industry for his operational and technical acumen, with a clear focus on safety. His vast experience of developing complex mining projects and of operating across various commodities on multiple continents will be invaluable. Susan is highly respected for her transformational leadership, and at Mirvac she established a strong culture that was purpose driven, commercial, inclusive and innovative. This experience will be particularly important for Rio Tinto as we continue our own journey of cultural transformation. Sue and Dean will of course stand for election at our annual general meetings next year. It is a privilege to be here today. AGMs play a key role in fostering dialogue and in building a shared understanding of the context in which we operate – they are opportunities for us as your Board to listen and learn from you, our shareholders, so that we can be better. And in order to make today’s proceedings as efficient as possible, I will now declare that voting on all resolutions is open. As usual, resolutions will be decided by poll. Let me reflect briefly on where Rio Tinto now stands as a company. Jakob and his Executive team have led the Group out of a challenging period, with the foundations now being laid for us to become the global mining company of choice. 2022 saw us deliver another set of strong financial results. We stabilised our operational performance in the second half of the year and have carried strong momentum into 2023. As a result, we have declared total dividends of US$8 billion for 2022 to you, our shareholders. This is in line with our policy and represents the second-largest ordinary dividend in our 150-year history. And the Group’s direct economic contribution to the countries where we operate, including payments to our employees, our suppliers, governments and our shareholders, amounted to $58.3 billion in 2022. We paid $10.8 billion in taxes and royalties globally. Alongside these important positives, of course, a lot remains to be done.

Notice to ASX 3 / 6 We must continue to focus on our four objectives: to become best operator, to strive for impeccable ESG credentials, to excel in development aligning our growth to what the world needs – and finally, to deepen our social licence. Building trust with our key stakeholders and strengthening our social licence was also a key focus in 2022. While it’s for others to judge our progress, I am proud of some recent achievements, in particular agreements reached with Indigenous peoples. In the months and years ahead, we must continue to focus on embedding the important culture change that is such a critical enabler for achieving our strategic objectives and to creating the future organisation that we all wish to see. Today, Rio Tinto is arguably more relevant and aligned with societal aspirations than we have ever been. This industry has traditionally been about meeting the demand created by ongoing urbanisation and economic growth, which we will continue to see. But the energy transition and drive to net zero, coupled with a renewed focus on security of supply, provides a further opportunity for Rio Tinto. According to the International Energy Agency, if the world is to meet the Paris climate goals, we will need: • 700 million tonnes of copper in the next 20 years (that is the same amount as we have produced since we existed). • The world’s installed wind power capacity must reach over 6000 gigawatts – approximately eight times the current level, and we need to do this by 2050. To put this into perspective, one wind turbine of three megawatts requires: 300 tonnes of steel; five tonnes of copper; three tonnes of aluminium; and two tonnes of rare earths. And electric vehicles and battery storage will raise lithium demand more than forty times by 2040; cobalt and nickel could increase over twenty times over the same period. So, we have a critical role to play in enabling the energy transition, supplying essential minerals, including copper, lithium, high-grade iron ore and aluminium, all of which are vital for the transition to a low carbon economy. However, within our new purpose: finding better ways to provide the materials the world needs, there also lies a fundamental tension. Meeting the needs of both the energy transition and continued global growth raises environmental and societal dilemmas. As a business and as a society, we need to acknowledge and balance these dilemmas in our decision-making as they involve some difficult trade-offs. And we need the help of our stakeholders in solving these. The big question to work through together is: how do we fulfil our role in the energy transition in a way that is socially and environmentally responsible, and yet sufficiently commercial, to attract the investment required? What I can say is that in meetings I have conducted with investors, governments, community leaders and other stakeholders since joining, there is an ever-increasing acknowledgment that mining is viewed as a critical industry in reliably and securely supplying the materials that the world needs for the energy transition. So, the industry is at an inflection point – we can be a catalyst of the green economy and potentially of transformative social impacts as we get to the unexplored corners of the world through mining, processing and recycling. We have key parts of government and society pushing us to develop and expand mining projects, but at the same time we have some stakeholders pushing back on any mining development.

Notice to ASX 4 / 6 So, we must continue our efforts to gain and strengthen the trust of our key stakeholders. Otherwise, we, as a society, will fall short on our ambitious climate goals. And with that trust comes both responsibilities and obligations. We face new expectations that require a more open, transparent approach to the development and governance of natural resources. We must address our own carbon footprint. We must partner to develop products and technologies that help our customers decarbonise. We are collaborating with universities, governments, companies and start-ups to build an industry-leading Technology and R&D organisation that can accelerate technology deployment, particularly in materials science. And we have already delivered some breakthroughs, such as scandium and tellurium production at Sorel and Kennecott, respectively. Alongside supplying transition materials, we are aiming to reduce our own emissions by 50% in 2030 and to reach net zero by 2050. We have ambitious short- and long-term targets. Without a doubt, there is considerable work ahead for us. But I believe that we are up for the challenge. Everything we aspire to achieve will be enabled by our people feeling empowered, respected, and inspired. One of my priorities as Chair is to ensure that we create a culture where everyone can be at their best. Continuous improvement has been part of Rio Tinto’s ways of working for years, and we are applying this principle to our culture. I commend Jakob and his team for the care and courage shown in commissioning and openly sharing the external review of the company’s workplace culture by Elizabeth Broderick at the beginning of 2022. Since then, a great deal has been done to make positive change. The Board and I fully support the implementation of the 26 recommendations made in the Everyday Respect Report, which we are delivering on and monitoring closely. And as a Board, we want to lead by example in embedding these cultural changes. We have expanded our new People & Remuneration Committee’s scope to include an ongoing focus on people and culture. In 2023, the global environment has certainly become more complex. We will need to maintain a keen eye on both near-term opportunities and risks, while also being able to capture strategic opportunities for the longer term. It is certainly an exciting time to be at Rio because we believe that we can add value in this complex global operating environment. There is again a sense that the company has reached an inflection point, with strong momentum in the business. And as we turn 150, I am confident we have all of the right ingredients in place – great people, world-class assets, emerging technologies and new partnerships. I am grateful to our many thousands of Rio Tinto employees, contractors and partners around the world who delivered for the company and its shareholders during the year. It’s because of you that our future looks bright. Let me finish with a thank you to my colleagues, especially Jakob and Peter, and also fellow Board members, for their hard work, commitment and dedication to Rio Tinto over the past year. In particular, I have enjoyed getting to know them, and appreciate their insights, advice and support as I have settled into my role as Chair of this great company.

Notice to ASX 5 / 6 I will now ask Jakob, our Chief Executive, to give us an update on the business. Thank you. [Jakob Stausholm’s speech] Thank you, Jakob. We will now move to the formal business of the meeting. The notice of meeting, containing the text of each resolution to be put to this meeting, was published on our website and made available to shareholders on 8 March. I will take the notice, as read. Resolutions 1 to 18 will be dealt with under the joint electorate procedure. Rio Tinto plc shareholders have cast their votes on these resolutions at the corresponding meeting in London, on 6 April. Resolution 19 will be voted on by Rio Tinto Limited shareholders only. Your directors are unanimously of the opinion that all the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, we recommend that you vote in favour of all the resolutions. I would now like to invite questions from shareholders on any matters relevant to the business of the meeting before we move on to voting on the resolutions themselves. Only shareholders or their representatives or proxyholders are entitled to ask questions. [Q&A session] Before I formally close the meeting, I want to extend my sincere thanks to Megan Clark who unfortunately is unable to be here today because she is unwell. Megan is leaving the Board after nine years of fantastic leadership and we are going to miss her. She has been a voice of wisdom and experience that the Board and I have deeply appreciated. Thank you, Megan. That brings us to the end of the meeting. On behalf of the Board, I would like to thank all of you for your participation and continued support. I hope that you will join my fellow directors and members of the executive team for some refreshments in the Foyer. I now declare the meeting closed.

Notice to ASX 6 / 6 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com